GREAT QUEST
METALS LTD. 82-3116

03 JAN 30 AM 7:21

October 16, 2001

03003508

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 16, 2001. This release was faxed to the Canadian Venture Exchange, Stockwatch and The George Cross Newsletter.

Yours truly,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 2/4

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

October 16, 2001
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

The Kenieba Concession: Regional Geology and Previous Results

Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to provide an update of information on the Kenieba concession, which includes an overview of the regional geology by Mamadou Keita, Vice President of Exploration, and results from a recently acquired geological map, dated May 1, 1997.

The gold mineralization in the area appears to be partly controlled by a major 700 to 950 metre wide fault system, which strikes 30° and is hydrothermally altered, at least within the Kenieba concession. Multiple occurrences of gold occur within or along this fault, including those on the Kenieba concession, the Sanouko showing to the south and possibly the Tabakoto deposit to the north. The fault occurs in schist of the important Birimian formation, and granitic dykes and small intrusives occur within and adjacent to the fault zone. The schist is highly fractured, and quartz veining is thought to occur throughout the zone. Gold is found in the fractured schist and in quartz veins. It is believed that the alteration and gold was introduced during intrusive episodes.

The Company's August 9, 2001 announcement described a north-northeast, 5 to 10 metre wide granitic dyke, which extends for much of the 7 km length of the concession. The southern part of the geological map, in fact, shows three granitic dykes, striking 30° over a 500 metre width. The eastern dyke varies from a single, 15 metre wide dyke to a composite of 3 dykes over 35 metres. One prominent quartz vein, (the BRGM Quartz Lode), has been traced for 525 metres and occurs 220 metres west of the dykes. The Zambaye granitic dyke has been traced for 2.5 km, strikes 30° and is 1,450 metres north of the BRGM Quartz Lode. Recent work indicates it is actually up to 20 metres wide. It is suspected that many more dykes could occur within the fault zone. Mr. Keita points out that a number of mineralized zones known to him are not shown on the geological map. He also points out that there are a series of east-west quartz vein zones where the orpailleurs, or hand miners, have found very high grade gold.

The geological map outlines an area of extensive orpaillage, or hand-dug pits, that extends 5 km north-south and is 250 to 750 metres wide. This orpaillage continues another 1.5 km south within the concession. The existence of large areas of orpaillage is one of the most positive indicators in Mali for the exploration of gold.

. . . /2

In a September 2001 news release, the Company announced the procurement of previous drill results on the Kenieba concession. Unfortunately the results were only from RAB (rotary air blast) drilling and the report was not up to standards. For those who are unfamiliar, RAB drilling is used simply to drill overburden to get deep soil samples and not to drill rock. There are numerous problems with this type of drilling, including dilution and contamination of samples during drilling and the inability to recover larger fragments of rock. Unfortunately, there is no backup for the assays and the only assays shown in the report are above 1,000 ppb gold. Those below 1 g/t gold could be very important in planning further exploration. Most of the rock chips in the cuttings were misidentified in the report as siltstone instead of schist. There is also a statement on the page with the results, which says, "Not all final results have been received, values are subject to change."

Keeping in mind the above limitations and the fact that the reliability of these results cannot be determined at this time, the newly acquired data is as follows: four fences of 3 to 4 drill holes were drilled along the BGRM Quartz Lode over a strike length of 890 metres. Results were reported for only one hole from each fence. Values range from 1,000 to 5,400 ppb gold. The Zambaye zone was tested by 11, two-hole, fences. Results were listed for 8 of the 11 fences. Assays ranged from 1,270 to 5,400 ppb gold. Forty-one holes were drilled into an IP anomaly, which occurs east of the area of orpaillage. No assays from these holes were listed in the report.

The geological overview of the Kenieba concession at this juncture includes extensive areas of orpaillage and the mainly coincident large fault zone with granitic dykes and associated hydrothermal alteration within highly fractured schist. Quartz veining with gold occurs in granitic rock and schist and is thought to be related in genesis to the intrusion of the granitic dyke.

Ongoing gold mining in Mali attests to the profitability of mining at the current price of gold. The Sadiola Mine produced 611,442 ounces of gold in 2000 at a total cash cost of $123 per ounce and the Morila Mine produced 63,771 ounces of gold in the first quarter of 2001, at $88 per ounce. As detailed in this release, there are many positive indicators for the possibility of the discovery of a major gold deposit on the Great Quest concession. A preliminary program of geological mapping and sampling is currently in progress. The Company intends to explore both the large tonnage – low grade and high grade – low tonnage potential of the area. The first complete program this fall will consist of digging and sampling three, east-west lines of pits across the zone selected points within the concession.

"Signed"
Willis W. Osborne
President